Registration No. 333-193404
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 3 DATED JUNE 19, 2014

Supplements Nos. 2 and 3 to be used with
PROSPECTUS DATED APRIL 10, 2014

Summary of Supplement to Prospectus
(See Supplement for Additional Information)

Supplement No. 2 (cumulative, replacing all prior supplements) dated May 22, 2014 updates the disclosure in our prospectus and reports on (a) the status of our best-efforts offering of Units; (b) the notification by the Common Member to extend the maturity date of our preferred interest of our $100 million preferred membership interest in Cripple Creek Energy, LLC until June 1, 2015; (c) an update regarding our legal proceedings; (d) an update regarding our Unit Redemption program; and (e) our recent financial information and certain additional information about us.

Supplement No. 3 dated June 19, 2014 reports on the status of our best-efforts offering of Units.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of May 31, 2014, we had closed on the sale of 79,899,021 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $878.9 million and proceeds net of selling commissions and marketing expenses of approximately $791.0 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $978.9 million and proceeds net of selling commissions and marketing expenses of approximately $881.0 million.

In connection with our hotel purchases to date, we paid a total of approximately $16.6 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.